December 2, 2009
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631
Attention: Jeff Jaramillo, Accounting Branch Chief
BY EDGAR

Re:	IKONICS Corporation Form 10-K for the year ended December 31, 2008 Filed March 2, 2009 File No. 000-25727
     Dear Mr. Jaramillo:
     IKONICS Corporation, a Minnesota corporation (the “Company” or “IKONICS”), hereby responds to the Staff’s comment letter dated November 13, 2009. The comments in the comment letter have been reproduced here in italics and the Company’s responses are detailed under those comments.
Form 10-K for the Fiscal Year Ended December 31, 2008
Fair Value of Financial Instruments, page 19
1.	We note that “The carrying value of the non-marketable equity securities approximated their estimated fair value based on management’s knowledge of recent sales prices of the non-marketable equity securities”. In order to help your investors understand how you estimate the fair value of your non- marketable equity securities, please explain to us in greater detail and disclose in your future filings the methodologies and major assumptions used to estimate the fair value of your non-marketable equity securities.
Response: To estimate the fair value of its investment in imaging Technology international (iTi), the Company currently follows the guidance within FASB ASC 820, Fair Value Measurements and Disclosures, which was formerly entitled SFAS No. 157, Fair Value Measurements, among other standards, as described below. iTi is a privately held company and there is no active market for iTi’s securities. iTi was the Company’s only non-marketable investment at December 31, 2008 and for each of the quarters ended in 2009. The Company did include a statement discussing the risks in assessing impairment for iTi in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 and also considered this evaluation a critical accounting estimate in all past filings. Accordingly, the data utilized by the Company in assessing the value of its cost method investment in iTi is considered “unobservable” inputs and thus is considered to be “level 3” inputs, principally using a market approach based on transactions in iTi’s stock, as well as review of financial statements, forecasted sales and cash flows, backlog and other relevant information regarding iTi’s operations. This information was available to the Company because it had observer rights to the iTi board of directors (although the observer had no voting rights and was not an actual member of the board) which were exercised by IKONICS’s CEO. Furthermore, one of IKONICS’s independent directors was an iTi director by virtue of his own, unrelated investment in iTi.** The foregoing factors gave the Company a firm basis for assessing the value of this investment. A description of certain transactions in iTi stock and a more detailed discussion of the Company’s considerations in assessing fair value are included in the response to comment number 4 below. To the extent that it is applicable, IKONICS will disclose in future filings the methodologies and major assumptions used to estimate the fair value of the Company’s non-marketable equity securities; however, as iTi was IKONICS’s only such investment and has been fully written down, the Company does not currently expect significant future disclosure in this area.

**Please be advised that the Company is mindful of the rules and SEC guidance around indices of control as they affect accounting for investments. The non-voting observer rights of the Company exercised by IKONICS’s CEO did not come with any active or convertible right to vote or otherwise influence the operations of iTi. The seat on iTi’s board held by one of the Company’s independent directors was the result of his own, direct and unrelated investment in iTi. At no time was that common board member under the Company’s control in any respect with regard to his position on iTi’s board. Consequently, IKONICS did not exercise significant influence over iTi in any way which would have required or suggested equity method accounting for that investment at any time.
Revenue Recognition, page 19
2.	We note that “[You] recognize revenue on sales of products when title passes which can occur at the time of shipment or when the goods arrive at the customer location.” We also note on page three that “[You] currently have approximately 200 domestic and international distributors.” In this regard, to the extent that the policy differs depending on the passage of title, make your disclosure more specific to address such different revenue recognition policies. Further provide details to the extent that policies differ among the various marketing venues used by the company, i.e. distributors and resellers. Also, if the policies vary in different parts of the world those differences should be discussed. Please provide details as it relates to discounts, return policies, post shipment obligations, customer acceptance, warranties, credits, rebates, price protection, and rotation rights or similar privileges and how it impacts revenue recognition. Also provide an analysis that explains your revenue recognition practices and demonstrates that your policies are SAB 104 and FASB ASC 605 (SFAS 48) compliant.

Response: As described in the Company’s filing, revenue from the sale of goods to all parties, whether direct to end users or to distributors, is recognized upon the transfer of ownership, including passage of title to the customer and transfer of the risk of loss related to those goods. Transfer of title and risk of loss occurs at the time the product is shipped or when the product arrives at the customer, depending on the contractual agreement with a customer. In addition to transfer of title / risk of loss, all revenue is recorded in accordance with the criteria outlined within SAB 104 which includes, for both sales to end users and distributors (as terms for these two groups of customers are generally identical):
(a) persuasive evidence of an arrangement (principally in the form of customer sales orders and the Company’s sales invoices, as generally there is no other formal agreement underlying the sale transactions)
(b) delivery and performance (evidenced by proof of delivery, e.g. the shipment of film and substrates with bill of lading used for proof of delivery for FOB shipping point terms, and the carrier booking confirmation report used for FOB destination terms). Once the finished product is shipped and physically delivered under the terms of the invoice and sales order, the Company has no additional performance or service obligations to complete
(c) a fixed and determinable sales price (the Company’s pricing is established and is not based on variable terms, as evidenced in either the Company’s invoices or the limited number of distribution agreements; the Company rarely grants extended payment terms and have no history of concessions)
(d) a reasonable likelihood of payment (the Company’s terms are standard, and the Company does not have a substantial history of customer defaults or non-payment)
Sales are reported on a basis which is computed by deducting from gross sales the amount of credits, which are usually for returned products, discounts and any estimated normal returns, all of which are and can be reasonably estimated based on data available to the Company. As a percentage of gross sales, credits recorded were 0.9%, 1.0% and 0.6% in fiscal years 2008, 2007, and 2006, respectively.

The Company’s return policy does not vary by customer type or geography. Once the product has been shipped, the Company has no post-shipment obligations nor is more than perfunctory acceptance required by the customer. The Company is not under a warranty obligation and the customer has no rotation or price protection rights.

Sales to distributors account for approximately 76% and 73% of sales for 2009 to date and the full year 2008, respectively. IKONICS has a limited number of formal distribution agreements (less than 10) and does not have terms with distributors which are different than those which the Company has with end users. Given the absence of formal distribution agreements for most of the Company’s distributors, the revenue recognition criteria are established and governed by the sales, delivery and payment terms stated on the invoices from the Company to those distributors. Any distribution agreements that the Company may have with a customer pertain to exclusive product or territorial rights with that customer; distribution arrangements do not include any sell-through requirements nor any payment terms based thereon. On a going-forward basis, the Company will update its revenue recognition disclosures to include certain of the additional information outlined above. In particular, the Company will describe the Company’s compliance with the four criteria of SAB 104.
Foreign Currency Translation, page 20
3.	We note that your foreign currency transactions and translation adjustments did not have significant effects for 2008 and 2007. Yet we note on page 18 that approximately 31.4% and 29.6% of net sales were foreign export sales in 2008 and 2007, respectively. Please explain to us your accounting policy for foreign currency transactions and translation adjustments, citing applicable U.S. GAAP. Also in your explanation include how you account for foreign export sales based on your foreign currency translation/transaction policy. Revise your future filings to discuss this accounting policy.
Response: As you noted, the Company has stated that foreign currency transactions and any related translation adjustments did not have a significant effect for 2008 and 2007, as only a small portion of the Company’s sales are conducted in a foreign currency.
The principal reason for the minimal and immaterial effect of foreign exchange is that, while the Company invoices a limited number of European customers in foreign currencies (mainly Euros or British Pounds), all other customers are invoiced and pay in U.S. dollars. Invoices for customers who are invoiced and pay in a foreign currency are converted to U.S. Dollars as of the invoice date and initially recorded at that amount.
At the end of each reporting period, the Company analyzes the receivable balance for customers invoiced and paying in a foreign currency. These balances are adjusted to the quarter or year end spot rate. The change in the period ending rate is compared to prior period and the variance is then recorded as a foreign currency gain or loss in accordance with FASB ASC 830-20-30 (Foreign Currency Matters — Foreign Currency Translation — General).
At December 31, 2008 and December 31, 2007, the receivable balance for customers invoiced and paying in foreign currency was 12.3% and 9.5% of the total receivable balance, respectively, with no concentration in any given country. In 2009, the receivable balance for customers paying in a foreign currency was 6.1% at March 31, 2009, 7.5% at June 30, 2009, and 6.9% at September 30, 2009, respectively, of the total receivable balance. Applying the exchange rate variance to the outstanding receivable balance resulted in the following recorded foreign currency adjustments for the periods ending (amounts are in dollars, not in 000s):

Year Ending 12/31/07	$3,003 gain
Year Ending 12/31/08	$7,334 gain
Quarter Ending 03/31/09	$92 loss
Quarter Ending 06/30/09	$4,286 gain
Quarter Ending 09/30/09	$3,348 gain
Note that translation and transaction amounts are essentially the same due to the short-term duration of the outstanding balances.
While each of the above foreign currency adjustments were recorded, the Company was confident in its assertion that such amounts were neither significant nor material and consequently neither the amount of the adjustment nor the directional impact were disclosed. These immaterial amounts, which were, allowably, recorded as a selling general and administrative expense in the export segment, are not material to that line item nor are the amounts material to any related analysis or trend. In future filings, should such amounts grow in either absolute value or relative magnitude such that they are material, the Company will revise its disclosure accordingly.
     Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12
4.	We note from your disclosure on page 12 that your investment in iTi is periodically assessed for other-than-temporary impairment. Also, your disclosure on page 18 appears to imply that your investments in non-marketable equity securities were not considered to be impaired as of June 30, 2009. Additionally, we note from your Form 8-K/A filed on October 19, 2009 that you determined as of September 30, 2009 that your investment in iTi of $919,000 has been fully impaired and accordingly the Company has recognized an impairment charge of $919,000 during the interim period ended September 30, 2009. In this regard, please explain in further detail the nature and specific timing of the events or circumstances that occurred during the third quarter ended September 30, 2009, which caused your investment in iTi to be fully impaired. Please explain why these events and circumstance that caused you to determine that your investment in iTi was fully impaired were not in existence during your prior two quarters in fiscal year 2009. Furthermore, if as of June 30,2009 your investment in iTi was in an unrealized loss position and you concluded that your impairment in iTi was not other than temporary, please provide us with both the positive and negative information considered by you in concluding that your impairment in iTi was not other than temporary as of June 30, 2009 and fully explain how that information differed from the information used in your other-than-temporary impairment analysis for iTi at September 30, 2009.

Response: IKONICS owns 120,662 shares of common stock of iTi. The 120,662 shares of iTi account for approximately 8% of the total outstanding shares of iTi. The price paid by the Company for the shares purchased has ranged from $6.85 per share to the most recent purchase at $8.50 per share, which was made on December 23, 2008, for a total investment of $918,951, until an impairment charge was recognized as of September 30, 2009. The Company’s use of the market approach, and the data points provided thereby (as described in the Company’s response to the first comment above) which did not previously indicate any diminution of value, whether temporary or other than temporary impairment, did not previously result in the recognition of any unrealized losses on this investment.
iTi, based in Boulder, CO since 1992, designs, develops and manufactures digital systems that incorporate inkjet technology for industrial applications. It also supplies development tools for the inkjet industry. In addition to manufacturing standard products, iTi designs specialized industrial equipment to meet unique customer requirements.
During November of 2006, iTi sold approximately 160,000 or 12 % of its total outstanding shares of common stock to raise additional funding. The shares were sold at $8.25 per share resulting in an entity valuation of approximately $11.0 million, with additional warrants having an exercise price of $8.50 per share (both the price per share and the valuation implied thereby were in excess of the relative carrying value of IKONICS’ investment). This latest round of financing was oversubscribed with a new investor participating by purchasing 15,000 shares. The largest outside investor was also a leading manufacturer of inkjet print heads who was also a prior investor.
The last other known iTi equity transaction occurred in November of 2008. Warrants for 15,000 shares, originally owned by a current investor were transferred to a new investor who then exercised those warrants and thereby invested in iTi (the prior investor chose not to exercise the warrants due to its own internal liquidity issues). The warrants were exercised by the new outside investor at a price of $8.50 per share. The terms and conditions of the warrants exercised by the new investor were the same as those under which IKONICS exercised its warrants. There were no special features related to the exercise of the warrants by the new investor that would have required an adjustment to the market price paid to obtain the shares.
To provide additional working capital, iTi reached an agreement in the third quarter of 2007 with a third party that is the second largest manufacturer of ink jet printers in Europe, whereby this third party established a revolving $2.0 million convertible note (at iTi’s option) with and on behalf of iTi. Under the terms of the agreement, iTi caused the third party to convert $1.0 million of the $2.0 million loan to 90,901 shares of stock at an average price of $11.00 per share in the fourth quarter of 2008. At June 30, 2009, $1.0 million was outstanding under this credit facility, with a maturity date in September of 2009. In early 2009, the same third party filed a lawsuit against iTi saying that iTi was fraudulent in its dealings with the third party. The third party was seeking to be paid $2.0 million for its stock and damages plus legal fees. iTi filed a $2.8 million counter suit against the third party for unfair business practices. Based on conservations with iTi management and the third party, IKONICS viewed the third party’s lawsuit as having no merit. Negotiations between iTi and the third party began in May of 2009, and as of June 30, 2009 and after the latest negotiation session, it appeared to IKONICS that both sides were willing to work toward a mutually beneficial solution assuming the third party received payment on its loan.
In June 2009, iTi restructured its board and management to help facilitate a desirable financing plan for iTi, which was having cash flow issues. The independent director of IKONICS who also sat on the iTi board resigned his board position with iTi in June of 2009.
In July of 2009, iTi began negotiating a financing/purchase agreement with a large company that was a primary customer of iTi. iTi manufactures a machine for the customer which is critical to the customer’s business, based on substantial and sufficient information available to IKONICS as an investor (with a non-voting observer serving on the iTi board) and otherwise made available to IKONICS; the Company believed, on the same basis, that the customer currently negotiating with iTi placed $1.2 million in orders with iTi. To address iTi’s short term cash issues, the customer prepaid on these orders. IKONICS also expected at that time that this customer would provide iTi with the financing necessary to satisfy the $1,000,000 outstanding on the third party loan and other working capital needs and that the financing would be part of a purchase agreement where the customer would take control of iTi before the end of the year.
Given the relatively recent sale (November 2008) and very recent warrant conversion (fourth quarter of 2008) occurring with respect to iTi stock at amounts in excess of the Company’s carrying value of its cost investment in iTi, the potential acquisition of iTi by one of its customers which was not at a valuation to IKONICS’s knowledge which would have jeopardized the value of the Company’s investment in iTi, the $1.2 million in new orders received by iTi, and iTi’s ability to meet its current working capital needs, as well as other information available to IKONICS regarding the operations of iTi, including review of iTi’s financial statements, financial projections, discussions with management and the expectation that iTi will receive a grant from the state of Colorado in the range of $1.5 -$5.0 million to fund iTi’s solar initiative, IKONICS believed, as of June 30, 2009, that its $919,000 investment in iTi was not impaired. IKONICS was also not aware of any other information that would negatively impact its iTi valuation, nor had any “trigger events” occurred by the time IKONICS filed its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.
In September of 2009, negotiations between iTi and its customer broke off. Another customer was also negotiating with iTi but those negotiations also ceased shortly thereafter and no other parties showed interest in iTi. iTi then began negotiations with the party who provided the $2.0 million line of credit on a possible acquisition of

iTi by that third party. On September 23, 2009 (well into the third quarter and well after the Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 was filed), iTi and the third party reached a tentative agreement wherein the third party would acquire 52% of iTi for a price expected to be well below IKONICS’s current value, but yet to be specifically determined. Additionally, as part of this agreement, the lawsuits between the third party and iTi would be dropped. The deal was expected to be finalized on October 25, 2009. The IKONICS board of directors met on September 24, 2009 to consent to the deal which still had to be approved by the iTi board. On September 29, 2009, IKONICS became aware that the iTi board approved the deal and, as discussed below, at that point filed a Current Report on Form 8-K as it was known that an impairment charge would be required, but the amount was not known.
On October 21, 2009, IKONCS became aware that the proposed transaction between iTi and the third party described above failed to be completed as another customer threatened a $2.0 million lawsuit against iTi for a product dispute. As outlined in a written notice given to IKONICS by iTi’s legal counsel, iTi would likely not be able to continue operating in any meaningful capacity. Due to the developments in the third quarter, including but not limited to the late September 2009 offers at minimal prices per share, existing, as well as the information arising in October (principally the sale deal falling through and no other viable options existing), IKONICS determined that its iTi investment was fully impaired and had no value, and wrote it off in its entirety in the third quarter.
IKONICS made timely filings of Current Reports on Form 8-K with regard to its investment in iTi with respect to the events occurring on the following dates, which are consistent with the timing of the fact pattern described above:
•	September 29, 2009, proposed transaction for acquisition of controlling stake in iTi approved by iTi Board (initial Form 8-K filed on October 1, 2009)

•	October 15, 2009, proposed transaction approved by iTi board on September 29, 2009 is abandoned (amended Form 8-K filed on October 19, 2009)
*     *     *     *     *
     The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that this letter responds adequately to the Staff’s comments. If you have any further comments or concerns, please contact me at (218) 624-6455. Thank you for your time and consideration.

Sincerely,
/s/ Jon Gerlach
Jon Gerlach
Chief Financial Officer, and
Vice President of Finance

Cc:	James Knudson, McGladrey & Pullen, LLP, W. Morgan Burns, Faegre & Benson Gerald Simonson, IKONICS Audit Committee Chairman